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                             July 7, 2022

       Andrew Samuel
       Chief Executive Officer
       LINKBANCORP, Inc.
       3045 Market Street
       Camp Hill, PA 17011

                                                        Re: LINKBANCORP, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 30,
2022
                                                            CIK No. 0001756701

       Dear Mr. Samuel:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance